Filed Pursuant to Rule 424(b)(3)
                                                Registration File No.: 333-76287


                               PACKAGED ICE, INC.
                            SUPPLEMENT TO PROSPECTUS
                              DATED APRIL 27, 1999


      This Prospectus Supplement should be read in conjunction with the Prospectus dated April 27, 1999 (the "Prospectus"), which relates to the issuance from time to time of 5,000,000 shares of Packaged Ice's common stock.

      An aggregate of 321,534 shares of common stock covered by this Prospectus were issued recently to Robert Hale King in connection with the combination by merger of Packaged Ice with Crystal Cube Ice Company, a Missouri corporation, and an aggregate of 680,218 shares of common stock covered by this Prospectus were issued recently to R. Phil Zobrist and Gerry R. Zobrist in connection with the combination by merger of Packaged Ice with Las Vegas Ice & Cold Storage, Inc., a Nevada Corporation. The dollar amount of the revenues and assets of Crystal Cube and Las Vegas Ice are not significant to the financial condition or results of operations of Packaged Ice. The 321,534 shares issued to Mr. King represents approximately 1.8% of Packaged Ice's issued and outstanding stock, and the 680,218 shares issued to Messrs. Zobrist and Zobrist represents approximately 3.7% of Packaged Ice's issued and outstanding stock. The shares of common stock issued to Messrs. King, Zobrist and Zobrist may be offered from time to time as described under "Selling Shareholders."

      This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

            The date of this Prospectus Supplement is August 17, 1999.